July 21, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: James O’Connor, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. O’Connor:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on July 2, 2009 regarding the Natixis Funds Trust II (the “Trust”) registration statement on Form N-1A for the ASG Diversifying Strategies Fund (the “Fund”), which was filed with the Commission on May 15, 2009 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus. Please note that the Registration Statement is scheduled to become effective automatically on August 3, 2009, and the Fund expects to commence its offering shortly thereafter.

1.	Comment. Please clarify why the Fund’s investment goal states that it pursues an absolute return strategy when it appears that only 25% of the Fund’s assets are dedicated to the “absolute return” strategy and the other 75% of the Fund’s assets are invested in the Money Market Portion of the Fund.

Response.    The Fund’s “absolute return” strategy is implemented using a portfolio of both money market securities and derivative instruments (futures and forwards). Under normal circumstances, the Fund’s returns will primarily be driven by its derivative investments while the assets allocated to the Money Market Portion will be used primarily to support the Fund’s investments in derivatives. Establishing and maintaining the portfolio of derivatives requires initial and variation margin. While the margin requirements are generally not expected to exceed 25% of the Fund’s total assets at any given time, the Money Market Portion of the Fund provides a cash reserve to support the variation margin required if the Fund’s futures positions experience sustained and larger than expected losses. In addition, the Money Market portion of the Fund functions as an asset allocation tool for managing overall portfolio volatility (for example, when the volatility of the futures strategy is high the Fund reduces its futures exposure and adds to cash and when the volatility of the futures strategy is low the Fund adds to its futures positions and reduces cash). For these reasons the Fund believes that both the derivative instruments and the money market securities are integral components of its absolute return strategy.

2.	Comment. Please explain the sentence that states “The Adviser will scale the notional exposure of the Fund’s futures and currency forward positions with the objective of targeting a relatively stable level of annualized volatility.” on page 1 of the prospectus, as the Staff believes the use of “stable” as a modifier to “volatility” is contradictory.

Response.    As a practical matter, it is true that the volatility of a given market, e.g., the U.S. stock market, varies over time. However, the Fund seeks to identify what the level of volatility in the various markets (instruments) is and adjust its portfolio positions so that its overall portfolio volatility will be relatively stable over time. For example, assume that the Fund only has a futures position in a single equity market. If the volatility in that equity market doubled, the Fund might reduce the futures position by 50% in order to maintain a stable level of volatility for the overall portfolio.

In response to the comment the Fund will revise the sentence quoted above as follows: “The Adviser will scale the notional exposure of the Fund’s futures and currency forward positions with the objective of targeting a relatively stable level of annualized volatility for the Fund’s overall portfolio.”

3.	Comment. Please explain the sentence that states “The assets allocated to the Money Market Portion will be used primarily to finance the Fund’s investments in derivatives and similar instruments and, secondarily, to provide the Fund with incremental income.” on page 2 of the prospectus and describe what is occurring mechanically.

Response.    Assets in the Money Market Portion of the Fund support the Fund’s investments in derivatives by being available to cover any losses that may be incurred through the Fund’s derivatives positions. Mechanically, money from the Money Market Portion will be transferred to the broker where the derivatives reside in order to cover mark-to-market losses when they occur. (The reverse movement of cash would apply in case of gains from the derivatives to the extent that such gains lead to excess margin that can be withdrawn.) Assets in the Money Market Portion provide the Fund with incremental income by earning interest that benefits the Fund.

In response to the comment the Fund will revise the sentence quoted above as follows: “The assets allocated to the Money Market Portion will be used primarily to support the Fund’s investments in derivatives and similar instruments and, secondarily, to provide the Fund with incremental income.”

4.	Comment. Please state whether the Fund is relying on a no-action letter with respect to investment exposure to commodity-related derivatives through the Cayman subsidiary.

Response.    The Fund will rely on Fidelity Select Portfolio, SEC No-Action Letter (publicly available April 29, 2008), as the basis for consolidating its financial statements with those of its wholly-owned commodities subsidiary for financial reporting purposes.

5.	Comment. Please explain whether the Fund’s investments in the financial services industries include investments in debt obligations of banks.

Response.    The Fund’s investments in the financial services industries will include investments in debt obligations of banks.

6.	Comment. Please consider adding “Ordinary Income Tax Risk” to the “Principal Investment Risks” section of the prospectus.

Response.    In response to the comment the Fund has added the following disclosure to page 24 of the prospectus under the sub-heading “Taxation of Distributions from the Fund”: “The Fund expects that a significant portion of its distributions will be taxable as ordinary income.” The Fund does not believe that the distribution of ordinary income is a “principal risk”; rather, it is a tax attribute that is appropriately disclosed in the tax section of the prospectus.

7.	Comment. Please indicate in a footnote to the “Annual Fund Operating Expenses” table on page 7 of the prospectus that the Fund is below the one basis point threshold or does not have any “Acquired Fund Fees and Expenses”.

Response.    The Fund expects that fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds will not exceed 0.01 percent (one basis point) of average net assets of the Fund. In accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Fund will include these fees and expenses (if any) under the sub-caption “Other Expenses” in lieu of this disclosure requirement.

8.	Comment. Please explain how the Fund plans to utilize emerging markets securities and indicate what percentage of the Fund’s assets may be invested in emerging markets.

Response.    The Fund does not currently plan to invest in emerging markets securities. However, “Emerging Market Risk” is included since making such investments may be considered in the future. No determination has been made as to what percentage of the Fund may be invested in those markets, but it is currently expected that no more than 10% of the Fund’s net assets would be invested in emerging markets securities.

9.	Comment. Please explain how the Fund plans to utilize fixed-income securities rated below investment grade (“junk bonds”) and indicate what percentage of the Fund’s assets may be invested in junk bonds.

Response.    The Fund does not expect to make investments in junk bonds. Accordingly, the “Fixed-Income Securities Rated Below Investment Grade Risk” that appears in the “More About Risk” section on page 8 of the prospectus will be deleted.

10.	Comment. Please state whether the Fund can invest in non-agency mortgage backed securities and, if yes, indicate what percentage of the Fund’s assets may be invested in non-agency mortgage backed securities.

Response.    The Fund does not currently expect to make investments in non-agency mortgage backed securities.

11.	Comment. Please clarify Mr. Chafkin’s titles and employment history at Charles Schwab.

Response.    Mr. Chafkin was Executive Vice President of Charles Schwab & Co., Inc. from 1999 until 2006.

12.	Comment. On page 12 of the prospectus under the sub-caption “Choosing a Share Class,” please consider adding disclosure which states that Class A shares may be a better choice for long term investors than Class C shares.

Response.    In response to the comment, the disclosure on page 12 has been revised to state the following: “Which class is best for you depends upon a number of factors, including the size of your investment and how long you intend to hold your shares.” In addition, page 12 of the prospectus continues to advise investors that they consult their financial representative regarding which class is best for them.

13.	Comment. On page 21 of the prospectus under the sub-caption “Accounts Held by Financial Intermediaries,” please consider adding disclosure which states that financial intermediaries are under a contractual obligation to provide personal identifying information and transaction histories for underlying shareholders.

Response.    The Trust respectfully submits that the disclosure that appears on page 21 of the prospectus adequately discloses that financial intermediaries are under a contractual obligation to provide personal identifying information and transaction histories for underlying shareholders.

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.